Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q2 2020
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utilities businesses in South America and Europe.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	3	$161	$204
Accounts receivable and other	3	351	390
Current assets		512	594
Property, plant and equipment	4	4,309	4,497
Intangible assets	5	2,849	3,936
Goodwill	6	499	667
Financial assets	3	56	29
Other assets		89	89
Deferred income tax asset		40	41
Total assets		$8,354	$9,853

Liabilities and Equity
Liabilities
Accounts payable and other	3	$419	$487
Financial liabilities	3, 8	6	6
Exchangeable and class B shares	3, 8	1,851	—
Current liabilities		2,276	493
Non-recourse borrowings	3, 7	3,114	3,526
Loans payable to Brookfield Infrastructure	11	1,120	—
Financial liabilities	3, 8	1,007	1,002
Other liabilities		82	90
Deferred income tax liability		1,272	1,465
Total liabilities		8,871	6,576

Equity
Brookfield Infrastructure Partners L.P.(1)	10	(1,611)	1,654
Non-controlling interest		1,094	1,623
Total equity		(517)	3,277
Total liabilities and equity		$8,354	$9,853

1.
Common equity is attributable to the partnership prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 2(c) Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2020	2019	2020	2019
Revenues	9	$322	$404	$706	$807
Direct operating costs		(54)	(58)	(116)	(116)
General and administrative expenses		(8)	(7)	(14)	(13)
Depreciation and amortization expense	4, 5	(67)	(77)	(143)	(156)
		193	262	433	522
Interest expense	8, 11	(62)	(40)	(94)	(81)
Remeasurement of exchangeable and class B shares	8	(238)	—	(140)	—
Mark-to-market on hedging items and foreign currency revaluation	3	(20)	(3)	(22)	(1)
Other expense		(15)	(9)	(25)	(21)
(Loss) income before income tax		(142)	210	152	419
Income tax expense
Current		(35)	(43)	(79)	(87)
Deferred		(17)	(24)	(66)	(48)
Net (loss) income		$(194)	$143	$7	$284

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(266)	$48	$(149)	$96
Non-controlling interest		72	95	156	188

1.
Net income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 2(c) Basis of Presentation and Significant Accounting Policies, for further details.

2.
Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33 Earnings per share. See Note 2(q) Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q2 2020 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2020	2019	2020	2019
Net (loss) income		$(194)	$143	$7	$284
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Tax impact of remeasurement of revaluation surplus		—	—	(27)	—
		—	—	(27)	—
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(93)	9	(753)	21
Cash flow hedge	3	—	6	9	5
Taxes on the above items		—	(1)	(2)	(1)
		(93)	14	(746)	25
Total other comprehensive (loss) income		(93)	14	(773)	25
Comprehensive (loss) income		$(287)	$157	$(766)	$309

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(292)	$35	$(425)	$100
Non-controlling interests		5	122	(341)	209

1.
Comprehensive income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 2(c) Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

	Brookfield Infrastructure Partners L.P.
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2020 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2020	$53	$702	$(2,347)	$273	$(1,319)	$1,176	$(143)
Net (loss) income	—	(266)	—	—	(266)	72	(194)
Other comprehensive loss	—	—	—	(26)	(26)	(67)	(93)
Comprehensive (loss) income	—	(266)	—	(26)	(292)	5	(287)
Affiliate distributions to non-controlling interest	—	—	—	—	—	(87)	(87)
Balance as at June 30, 2020	$53	$436	$(2,347)	$247	$(1,611)	$1,094	$(517)

	Brookfield Infrastructure Partners L.P.
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2019	$648	$436	$115	$295	$1,494	$1,778	$3,272
Net income	—	48	—	—	48	95	143
Other comprehensive (loss) income	—	—	—	(13)	(13)	27	14
Comprehensive income (loss)	—	48	—	(13)	35	122	157
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(39)	—	—	—	(39)	—	(39)
Affiliate distributions to non-controlling interest	—	—	—	—	—	(108)	(108)
Balance as at June 30, 2019	$609	$484	$115	$282	$1,490	$1,792	$3,282

Q2 2020 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

	Brookfield Infrastructure Partners L.P.
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 $US MILLIONS	Share capital	Retained Earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2020	$431	$585	$115	$523	$1,654	$1,623	$3,277
Net (loss) income	—	(149)	—	—	(149)	156	7
Other comprehensive loss	—	—	—	(276)	(276)	(497)	(773)
Comprehensive loss	—	(149)	—	(276)	(425)	(341)	(766)
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(33)	—	—	—	(33)	—	(33)
Affiliate distributions to non-controlling interests	—	—	—	—	—	(188)	(188)
Special distribution/reorganization(1)	(345)	—	(2,462)	—	(2,807)	—	(2,807)
Balance as at June 30, 2020	$53	$436	$(2,347)	$247	$(1,611)	$1,094	$(517)

	Brookfield Infrastructure Partners L.P.
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 $US MILLIONS	Share capital	Retained Earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2019	$681	$388	$115	$278	$1,462	$1,787	$3,249
Net income	—	96	—	—	96	188	284
Other comprehensive income	—	—	—	4	4	21	25
Comprehensive income	—	96	—	4	100	209	309
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(72)	—	—	—	(72)	—	(72)
Affiliate distributions to non-controlling interest	—	—	—	—	—	(204)	(204)
Balance as at June 30, 2019	$609	$484	$115	$282	$1,490	$1,792	$3,282

1.	See Note 1(b) Organization and Description of our Company for further details.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2020	2019	2020	2019
Operating Activities
Net (loss) income		$(194)	$143	$7	$284
Adjusted for the following items:
Depreciation and amortization expense	4, 5	67	77	143	156
Mark-to-market on hedging items and other	3	35	18	48	27
Remeasurement of exchangeable and class B shares	8	238	—	140	—
Deferred income tax expense		17	24	66	48
Changes in non-cash working capital, net	12	5	(7)	(56)	4
Cash from operating activities		168	255	348	519

Investing Activities
Purchase of long-lived assets, net of disposals	4, 5	(63)	(103)	(184)	(198)
Cash used by investing activities		(63)	(103)	(184)	(198)

Financing Activities
Distributions to Brookfield Infrastructure Partners L.P.		—	(39)	(33)	(72)
Distributions to non-controlling interest		(87)	(108)	(188)	(204)
Proceeds from non-recourse borrowings	7	—	51	435	108
Repayment of non-recourse borrowings	7	—	(21)	(380)	(41)
Cash used by financing activities		(87)	(117)	(166)	(209)

Cash and cash equivalents
Change during the period		18	35	(2)	112
Impact of foreign exchange on cash		—	3	(41)	1
Balance, beginning of period		143	174	204	99
Balance, end of period		$161	$212	$161	$212

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q2 2020 Interim Report 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY

a)	Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation and its subsidiaries, own and operate regulated utilities investments in Brazil and the United Kingdom (the “businesses”). Our company was formed as a corporation established under the British Columbia Business Corporation Act on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Asset Management Inc. (“Brookfield”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Infrastructure Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of Brookfield Infrastructure Corporation is 250 Vesey Street, New York, NY, United States.

b)	Special Distribution of Brookfield Infrastructure Corporation
On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby limited partnership unitholders of Brookfield Infrastructure Partners L.P. as of March 20, 2020 (the “Record Date”) received one exchangeable share for every nine limited partnership units (“units”) held.
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Infrastructure L.P. (“Holding LP”), or the Holding LP Distribution, of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within our group) received approximately 13.7 million exchangeable shares and (ii) the partnership received approximately 32.6 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, hold an approximate 7.4% voting interest in our company. Holders of exchangeable shares, excluding Brookfield, hold an approximate 17.6% aggregate voting interest in our company. Together, Brookfield and Brookfield Infrastructure hold an approximate 82.4% voting interest in our company.
The following describes the agreements resulting from the special distribution:

i)	Exchangeable shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
Our board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.

ii)	Class B shares and class C shares
At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, both class B shares and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.

8 Brookfield Infrastructure Corporation

iii)	Credit facilities
Prior to the special distribution, the company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Infrastructure and the other will constitute an operating credit facility that will permit Brookfield Infrastructure to borrow up to $1 billion from our company. Each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Further details of the credit agreements with Brookfield Infrastructure are described in Note 11, Related Party Transactions.

iv)	Equity Commitment
Prior to the completion of the special distribution, Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called.
The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.

v)	Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield will provide management services to our company pursuant to the partnership’s existing master services agreement, or the Master Services Agreement. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for reimbursing the partnership for our proportionate share of the total base management fee.
Further details of the Master Services Agreements are described in Note 11, Related Party Transactions.
2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance
These unaudited interim condensed and consolidated financial statements, (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies described below.
These interim financial statements should be read in conjunction with our company’s Combined Carve-Out Financial Statements for the year ended December 31, 2019 as included in our prospectus dated March 12, 2020.
These interim financial statements were authorized for issuance by the Board of Directors of our company on August 13, 2020.

b)	Basis of presentation
The interim financial statements are prepared on a going concern basis.
For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020. During this period, all of the assets and liabilities presented were controlled by the partnership. Effective March 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.

Q2 2020 Interim Report 9

Subsequent to the special distribution, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients (as defined therein), Brookfield Asset Management Inc. (“Brookfield”), the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the interim condensed and consolidated financial statements.

c)	Continuity of Interests
As described above, Brookfield Infrastructure Corporation was established on August 30, 2019 by the partnership. On March 30, 2020, the partnership contributed the businesses to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the special distribution.
To reflect this continuity of interests, these interim financial statements provide comparative information of our company for the periods prior to the special distribution, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) Organization and Description of our Company) have been reflected prospectively from the date of the special distribution and have not been reflected in the results of operations or financial position of the company prior to March 31, 2020, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to March 31, 2020 is presented based on the historical financial information for our company as previously reported by the partnership. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the special distribution.
Prior to March 31, 2020, intercompany transactions between the partnership and our company have been included in these financial statements and are considered to be forgiven at the time the transaction is recorded and reflected as “Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.”. “Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.” as shown in the interim condensed and consolidated statements of changes in equity represents the parent company’s historical investment in our company, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the interim condensed and consolidated statements of cash flows as a financing activity and in the interim condensed and consolidated statements of financial position as equity attributable to Brookfield Infrastructure Partners L.P.

d)	Foreign Currency Translation
The U.S dollar is the functional and presentation currency of the company. Each of the company’s affiliates determines its own functional currency and items included in the financial statements of each affiliate are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of other comprehensive income. On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.
Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income or loss. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

e)	Business Combinations
Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the company in exchange for control of the acquiree. Acquisition related costs are recognized in the Statement of Operating Results as incurred and included in other expenses.

10 Brookfield Infrastructure Corporation

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Statements of Operating Results, whereas changes in the fair values of contingent consideration classified within share capital are not subsequently re-measured.
Where a business combination is achieved in stages, the company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the company attains control and the resulting gain or loss, if any, is recognized in the Statements of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the Statements of Operating Results, where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
The measurement period is the period from the date of acquisition to the date the company obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.
If, after reassessment, the company’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in profit or loss as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less the cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.

f)	Cash and Cash Equivalents
Cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

g)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any loss allowance for expected credit losses.

h)	Property, Plant and Equipment
The company uses the revaluation method of accounting for all classes of property, plant and equipment. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on at least an annual basis, and on a sufficient basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income but are not subsequently recycled into profit or loss.
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Statements of Operating Results. However, any balance accumulated in revaluation surplus is subsequently recorded in retained earnings when an asset is derecognized and not transferred to profit or loss.
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Machinery and equipment	Up to 5 years
Network systems	Up to 60 years

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Depreciation on property, plant and equipment is calculated on a straight-line or declining-balance basis so as to depreciate the net cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

i)	Asset Impairment
At each reporting date the company assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

j)	Intangible Assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The company’s intangible assets are comprised primarily of service concession arrangements and customer order backlogs.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite-lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.
Public service concessions that provide the company the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement.
The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was initially recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 15 years.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

k)	Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit or group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is recognized in period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
On disposal of an affiliate, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

l)	Revenue Recognition
The company recognizes revenue when it transfers control of a product or service to a customer.
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties.
The company recognizes revenue when the specific criteria set out below have been met. Cash received by the company from customers is recorded as deferred revenue until the revenue recognition criteria set out below are met.

12 Brookfield Infrastructure Corporation

Revenue from utilities infrastructure is derived from the transmission of natural gas and the distribution of energy. Distribution and transmission revenue each contain a single performance obligation that is recognized over time. The connection revenue relating to the company’s regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. The payment terms for all of our revenue streams require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.

m)	Financial Instruments and Hedge Accounting

i)	Financial Instrument Classification
The company classifies cash and cash equivalents and accounts receivable and other as amortized cost. Derivative assets are classified as FVTPL, except for derivatives in certain hedging relationships. Other financial assets are classified as either amortized cost or FVTOCI.
Financial assets classified as FVTPL or FVTOCI are subsequently measured at fair value at each reporting date. For financial assets classified as FVTPL, the change in fair value is recorded through profit or loss. For financial assets classified as FVTOCI, the change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. For financial instruments at amortized cost or debt instruments at FVTOCI, the company assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss.
Non-recourse borrowings and accounts payable and other, are classified as amortized cost, except for derivatives embedded in related financial instruments. Embedded derivatives and any other derivative liabilities are classified as FVTPL and are subsequently measured at fair value, except for derivatives in certain hedging relationships. Other financial liabilities are classified as either FVTPL or amortized cost.
Financial instruments classified as amortized cost upon adoption of IFRS 9-Financial Instruments (“IFRS 9”) were previously classified as loans and receivables. Financial assets classified as FVTOCI were previously classified as available-for-sale securities. The changes in classification had no impact on the carrying values and there were no changes to the classification of the remainder of financial assets classified as FVTPL.

ii)	Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and that the hedging relationship meets all of the hedge effectiveness requirements. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.

n)	Income Taxes
Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

i)	Current income tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in share capital are also recognized directly in share capital and other comprehensive income.

Q2 2020 Interim Report 13

ii)	Deferred income tax
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the interim financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in affiliates, except where the company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which the company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the company intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

o)	Assets Held for Sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When the company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the company will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Statements of Financial Position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Statements of Financial Position.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.

p)	Provisions
Provisions are recognized when the company has a present obligation, either legal or constructive, as a result of a past event, it is probable that the company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

14 Brookfield Infrastructure Corporation

q)	Earnings per share
Our company‘s basic and diluted earnings per share have not been presented in the interim financial statements. As outlined in Note 8, Financial Liabilities, and Note 10, Equity, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.

r)	Critical Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements are outlined below.

i)	Common control transactions
IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the interim statements of financial position, operating results, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

ii)	Financial instruments
Our company’s accounting policies relating to derivative financial instruments are described in Note 2(m) Financial Instruments and Hedge Accounting. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company and counterparty; estimated future cash flows; and discount rates.

iii)	Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

iv)	Fair values in business combinations
Our company accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

v)	Impairment of goodwill, intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.

Q2 2020 Interim Report 15

Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other critical judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant stock market volatility, significant fluctuations in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. Our company has assessed the impact of the current economic environment on our asset valuations. In making these assessments, we have assumed that the sharp curtailment of economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long-term. As a provider of essential services, our businesses have remained in operations while we continue to safeguard the health of our employees. In addition, our businesses are subject to regulated cash flows with minimal volume risk. Based on our company’s assessment, no impairments to our asset values were required as at June 30, 2020. Please refer to Note 4, Property Plant and Equipment and Note 5, Intangible Assets.
3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

16 Brookfield Infrastructure Corporation

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$161	$161
Accounts receivable and other	—	351	351
Financial assets (current and non-current)(1)	56	—	56
Total	$56	$512	$568

Financial liabilities
Accounts payable and other	$—	$419	$419
Non-recourse borrowings (current and non-current)	—	3,114	3,114
Exchangeable and class B shares(2)	—	1,851	1,851
Financial liabilities (current and non-current)(1)	66	947	1,013
Total	$66	$6,331	$6,397

1.	Derivative instruments which are elected for hedge accounting totaling $56 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.

2.
Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii) Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 10, Equity.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$204	$204
Accounts receivable and other	—	390	390
Financial assets (current and non-current)(1)	29	—	29
Total	$29	$594	$623

Financial liabilities
Accounts payable and other	$—	$487	$487
Non-recourse borrowings (current and non-current)	—	3,526	3,526
Financial liabilities (current and non-current)(1)	77	931	1,008
Total	$77	$4,944	$5,021

1.	Derivative instruments which are elected for hedge accounting totaling $29 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.

Q2 2020 Interim Report 17

The following table provides the carrying values and fair values of financial instruments as at June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$161	$161	$204	$204
Accounts receivable and other	351	351	390	390
Financial assets (current and non-current)	56	56	29	29
Total	$568	$568	$623	$623

Financial liabilities
Accounts payable and other (current and non-current)	$419	$419	$487	$487
Non-recourse borrowings(1)	3,114	3,364	3,526	3,677
Exchangeable and class B shares(2)	1,851	1,851	—	—
Financial liabilities (current and non-current)	1,013	1,013	1,008	1,008
Total	$6,397	$6,647	$5,021	$5,172

1.
Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

2.
Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii) Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. For the purpose of the disclosure above, the class C shares have a fair value of $58 million as at June 30, 2020.

Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
The company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month period ended June 30, 2020, pre-tax net unrealized gains of $nil and $9 million, respectively (2019: $6 million and $5 million, respectively) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2020, there was a net derivative asset balance of $56 million relating to derivative contracts designated as cash flow hedges (December 31, 2019: $29 million).

18 Brookfield Infrastructure Corporation

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—
Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—
Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

The fair value of the company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for the company’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2020	December 31, 2019
Interest rate swaps & other	Level 2(1)
Financial asset		$56	$29
Financial liability		66	77

1.
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

Assets and liabilities measured at fair value on a recurring basis include $56 million (2019: $29 million) of financial assets and $66 million (2019: $77 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the three and six-month period ended June 30, 2020, no transfers were made between level 1 and 2 or level 2 and 3.

Q2 2020 Interim Report 19

4. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2020	$3,696	$(567)	$1,368	$4,497
Additions, net of disposals	168	—	—	168
Depreciation expense	—	(63)	—	(63)
Non-cash additions	1	—	—	1
Net foreign currency exchange differences	(245)	39	(88)	(294)
Balance at June 30, 2020	$3,620	$(591)	$1,280	$4,309

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2019	$3,141	$(437)	$973	$3,677
Change in accounting policies	3	—	—	3
Additions, net of disposals	413	7	—	420
Depreciation expense	—	(113)	—	(113)
Fair value adjustments	—	—	347	347
Net foreign currency exchange differences	139	(24)	48	163
Balance at December 31, 2019	$3,696	$(567)	$1,368	$4,497

Property, plant and equipment of our company is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation which provides essential services and generate regulated cash flows. Tariffs are set on the basis of a regulated asset base, provides inflation protection, and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows.
The company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
Due to the recent volatility observed in capital market prices and the interruption to global supply chains, our company reviewed the significant inputs to the valuation of our property, plant, and equipment. In our assessment, we considered the nature of the operations’ cash flows, whether the asset is exposed to volume risk, the applicable regulatory framework and the business’ actual performance against plan, amongst other factors. While some of the assumptions used in determining fair values have changed, the overall valuation of our assets have not been significantly impacted. In making the assessment, we have also assumed that the economic impact of COVID-19 will not materially persist in the long-term. Our company undertook a process to assess the appropriateness of the discount rates considering changes to risk-free rates, changes to credit spreads as well as changes to our businesses’ operating cash flows and changes to any risk premium inherent in such cash flows. These considerations led us to conclude the discount rates for the current period should remain consistent with year end rates. Our company considered changes to risk-free borrowing rates, equity risk premiums as well as any impact to asset level cash flows built into the models which we believe at this time addresses future cash flow risks. Terminal values and investment horizons are largely unaffected as our company employs a long-term investment strategy for critical infrastructure assets. In addition, our company has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the recovery period in estimating the impact and timing of future cash flows. Based on our analysis, no impairments to our property, plant and equipment were required as at June 30, 2020.

20 Brookfield Infrastructure Corporation

5. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Cost	$3,326	$4,479
Accumulated amortization	(477)	(543)
Total	$2,849	$3,936
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Brazilian regulated gas transmission operation	$2,805	$3,885
U.K. regulated distribution operation	44	51
Total	$2,849	$3,936

Our company’s intangible assets are primarily related to concession arrangements operated by the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”), at our Brazilian gas transmission operation. The terms and conditions of concession arrangements are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Each gas transportation agreement (“GTA”) took into account a return on regulatory asset base (“RAB”), and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. Upon expiry of the authorizations, the assets shall be returned to the government and will be subject to concession upon public bidding. These assets expire between 2039 and 2041. The total capacity is fully contracted under long-term “ship-or-pay” GTAs and therefore the business is exposed to no volume or price risk.
The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Due to the recent volatility observed in capital market prices and the interruption to global supply chains as a result of COVID-19, our company performed an evaluation of potential impairment indicators on each of our intangible assets during the six-month period ended June 30, 2020. Based on the analysis performed, our intangible assets remain largely unaffected, with no impairment required. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Cost at beginning of the period	$4,479	$4,631
Additions, net of disposals	16	21
Foreign currency translation	(1,169)	(173)
Ending Balance	$3,326	$4,479

The following table presents the accumulated amortization for the company’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Accumulated amortization at beginning of the period	$(543)	$(364)
Amortization	(80)	(195)
Foreign currency translation	146	16
Ending Balance	$(477)	$(543)

Q2 2020 Interim Report 21

6. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Balance at beginning of the year	$667	$691
Foreign currency translation and other	(168)	(24)
Ending Balance	$499	$667

Goodwill mainly arose from the recognition of a deferred tax liability due to purchase price accounting upon the acquisition of our Brazilian regulated gas transmission business. Goodwill is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
7. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Non-current	$3,114	$3,526
Total	$3,114	$3,526

Non-recourse borrowings have decreased by $0.4 billion since year-end. The decrease is attributable to a decrease in foreign denominated debt as the foreign currencies underlying non-recourse borrowings depreciated relative to the U.S. dollar during the six-month period ended June 30, 2020. The decrease was partially offset by additional net borrowings of $55 million associated with growth initiatives.
8. FINANCIAL LIABILITIES

		As of
US$ MILLIONS		June 30, 2020	December 31, 2019
Current:
Inflation swaps		$6	$6
Total current financial liabilities		$6	$6

Non-current:
Inflation swaps		$60	$71
Deferred consideration	(a)	947	931
Total non-current financial liabilities		$1,007	$1,002

a) Deferred consideration
Deferred consideration is related to the April 4, 2017 acquisition of Nova Transportadora do Sudeste S.A. (“NTS”), our Brazilian regulated gas transmission business. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is measured at amortized cost and is payable on the fifth anniversary of the date of acquisition.

22 Brookfield Infrastructure Corporation

Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance on March 31, 2020, exchangeable and class B shares were recognized at their fair value of $38.09 per share. The fair value was based on the NYSE opening price of one partnership unit. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BIP unit. As at June 30, 2020, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one BIP unit, $41.11 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three and six-month period ended June 30, 2020, our shareholders exchanged 1.3 million exchangeable shares for an equal number of partnership units resulting in a decrease of $54 million in our financial liability. Our company declared and paid dividends at a rate of $0.485 per share on its 45.2 million exchangeable shares outstanding as at May 29, 2020 (record date) resulting in total dividends paid of $22 million. Dividends paid on exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

	Exchangeable shares outstanding (Units)	Class B shares outstanding (Units)	BIP unit price (US$)	Exchangeable and class B shares (US$ Million)
Balance at January 1, 2020	—	—	$—	$—
Share issuance / special distribution	46,349,323	1	38.09	1,765
Remeasurement of liability	—	—	—	(98)
Balance at March 31, 2020	46,349,323	1	35.97	1,667
Share exchanges(1)	(1,326,214)	—	40.59	(54)
Remeasurement of liability	—	—	—	238
Balance at June 30, 2020	45,023,109	1	$41.11	$1,851

1.
The unit price reflected here represents the weighted average price of the partnership units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.

Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 10, Equity, for further details related to class C shares.

Q2 2020 Interim Report 23

9. REVENUE

a)	Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Gas Transmission	$216	$288	$478	$578
Distribution	79	73	164	147
Connections	23	36	55	69
Other	4	7	9	13
Total	$322	$404	$706	$807

Gas transmission revenues decreased compared to the prior year as the benefit of inflationary tariff increase at our Brazilian regulated gas transmission business was more than offset by depreciation of the Brazilian real, which lowered U.S. revenues by $80 million and $129 million during the three and six-month periods ended June 30, 2020, respectively.

b)	Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Brazil	$216	$288	$478	$578
United Kingdom	106	116	228	229
Total	$322	$404	$706	$807

Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three and six-month period ended June 30, 2020, revenue generated from this customer was $216 million and $478 million, respectively, (2019: $288 million and $578 million, respectively). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our company continues to monitor the credit risk of our counterparties in light of the economic impact of COVID-19 but has experienced no issues to date.
10. EQUITY
Our company’s equity is comprised of the following shares:

	Class C shares
	Shares outstanding (Units)	Share capital (US$ Millions)
Balance at January 1, 2020	—	$—
Share issuance / special distribution	1,402,451	53
Balance at June 30, 2020	1,402,451	$53

In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 8, Financial Liabilities, for further details related to exchangeable and class B shares.
The value of share capital, which relates to the class C shares, is determined based on the opening price of a unit on March 31, 2020, the date of special distribution.

24 Brookfield Infrastructure Corporation

11. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, our partnership has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
For the periods prior to March 30, 2020, our company’s financial statements include general corporate expenses of the parent company which were not historically allocated to our company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in our company’s Consolidated Statement of Operating Results. Key decision makers of the company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect our company’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had our company been a standalone company during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Subsequent to the special distribution on March 31, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the interim condensed and consolidated financial statements.
Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. The amount attributable to our company is based on weighted average units and shares outstanding, after retroactively adjusting for the special distribution.
The Base Management Fee was $7 million and 13 million for the three and six-month periods ended June 30, 2020, respectively (2019: $7 million and $13 million, respectively).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month period ended June 30, 2020, revenues of less than $1 million were generated (2019: less than $1 million) and $nil expenses were incurred (2019: $nil).
As discussed in Note 1(b)(iii) Organization and Description of our Company in our unaudited interim financial statements, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As of June 30, 2020, $nil was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the Brookfield Infrastructure Debt Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
As of June 30, 2020, our company had loans payable of $1,120 million (2019: $nil) to subsidiaries of Brookfield Infrastructure. The loans are payable in 10 years and bear a weighted average interest of 5% annually. Interest incurred during the three and six-month period ended June 30, 2020 was $13 million (2019: $nil) of which $2 million remains unpaid. The carrying value of the loan approximates its fair value.

Q2 2020 Interim Report 25

On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. Subsequent to the offering, Brookfield holds approximately 19.3% of the issued and outstanding exchangeable shares of our company.
12. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Interest paid	$84	$71	$95	$80
Income taxes paid	$100	$62	$100	$62

Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Accounts receivable	$(11)	$(18)	$(42)	$(51)
Accounts payable and other	16	11	(14)	55
Changes in non-cash working capital, net	$5	$(7)	$(56)	$4

26 Brookfield Infrastructure Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019
INTRODUCTION
Introduction
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated August 13, 2020 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our prospectus dated March 12, 2020 and our registration statement on Form F-1, as amended, which was declared effective on March 12, 2020 (each referred to as our “prospectus”). Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Continuity of Interests
Brookfield Infrastructure Corporation was established on August 30, 2019 by the partnership. The partnership owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The partnership’s current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Europe and Asia Pacific. On March 30, 2020, the partnership contributed two regulated utility investments in Brazil and the United Kingdom (the “businesses”) to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the special distribution.
To reflect this continuity of interests, these interim financial statements provide comparative information of our company for the periods prior to the special distribution, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) Organization and Description of our Company) have been reflected prospectively from the date of the special distribution and have not been reflected in the results of operations or financial position of the company prior to March 31, 2020, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to March 31, 2020 is presented based on the historical financial information for our company as previously reported by the partnership. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the special distribution.

Q2 2020 Interim Report 27

Basis of Presentation
For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020. During this period, all of the assets and liabilities presented were controlled by the partnership. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company and our partnership’s accounting policy, effective March 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to the special distribution, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients (as defined therein), Brookfield Asset Management Inc. (“Brookfield”), the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the interim condensed and consolidated financial statements.
Financial data provided has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in millions of United States Dollars (“USD”).
When we discuss our performance measures, we present our company’s proportionate share of results, in order to demonstrate the impact of key value drivers of each of these operating entities on the overall performance. As a result, proportionate revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they exclude the share of earnings of investments not held by our company apportioned to each of the above noted items. However, net income attributable to the parent company for each operating entity is consistent with results presented in accordance with IFRS.
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations are utilities located in the U.K. and Brazil, shareholders have exposure to ten other markets across the transport, energy, and data infrastructure operating segments by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.
Our U.K. regulated distribution operations benefit from inflationary tariff increases (inflation indexation) and volume growth through the installation of new utility connections. Revenues generated at our Brazilian regulated gas transmission operations are capacity based and primarily affected by an inflationary rate increase. The U.K. regulated distribution operations’ revenues predominantly relate to the distribution of gas and electricity as well as the revenues generated from new connection construction. Our Brazilian regulated gas transmission business has only one revenue stream and generates revenue from the transmission of natural gas. For our U.K. regulated distribution operations, costs are predominantly impacted by the number of connections in place while for our Brazilian regulated gas transmission business, costs are impacted by inflation.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses funds from operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

28 Brookfield Infrastructure Corporation

Performance Measures Used by Management
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, adjusted FFO (“AFFO”), and Adjusted EBITDA. FFO, AFFO, and Adjusted EBITDA are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB.
We believe our presentation of FFO, AFFO, and Adjusted EBITDA are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO, AFFO, and Adjusted EBITDA also provide investors enhanced comparability of our ongoing performance across periods. Our presentation of FFO, AFFO, and Adjusted EBITDA is consistent with the partnership.
For further details regarding our use of FFO, AFFO, and Adjusted EBITDA, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Dividend Policy
The board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit. Following the special distribution, it is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 7% increase in its annual distribution pre-split to $2.15 per unit, or $0.5375 per unit quarterly, starting with the distribution paid in March 2020. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution growth in light of growth it foresees in its operations. On March 31, 2020, the partnership completed the previously announced special distribution of exchangeable shares. Each unitholder of record on March 20, 2020 received one exchangeable share for every 9 units held. As a result of the special distribution, the partnership’s regular quarterly distribution per unit has been reduced to $0.485 such that the aggregate distribution received by a holder of units and exchangeable shares, when taken together, will remain approximately the same as it would have been had the special distribution never been made.
RESULTS OF OPERATIONS
The following table summarizes the financial results of our company for the three and six-month periods ended June 30, 2020 and 2019:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Summary Statements of Operating Results	2020	2019	2020	2019
Revenues	$322	$404	$706	$807
Direct operating costs	(54)	(58)	(116)	(116)
General and administrative expenses	(8)	(7)	(14)	(13)
Depreciation and amortization expense	(67)	(77)	(143)	(156)
Interest expense	(62)	(40)	(94)	(81)
Mark-to-market on hedging items and foreign currency revaluation	(20)	(3)	(22)	(1)
Remeasurement of exchangeable and class B shares	(238)	—	(140)	—
Other expense	(15)	(9)	(25)	(21)
Income tax expense	(52)	(67)	(145)	(135)
Net (loss) income	(194)	143	7	284
Net (loss) income attributable to the partnership	(266)	48	(149)	96
Three-month periods ended June 30, 2020 and 2019
For the three-month period ended June 30, 2020, the company reported net losses of $194 million, of which $266 million was attributable to the partnership. This compares to net income of $143 million for the three-months ended June 30, 2019, of which $48 million was attributable to the partnership. Earnings for the current quarter benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset predominantly by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS.

Q2 2020 Interim Report 29

Total revenues decreased by $82 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $8 million due to inflation-indexation, however this was more than offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues denominated in U.S. dollars by $80 million relative to 2019. Distribution revenues in the U.K. increased primarily from the benefits of inflation-indexation and higher volumes associated with new utility connections, which contributed additional revenues of $1 million and $8 million, respectively. These increases were partially offset by the impact of the depreciation of GBP, which reduced our revenues denominated in U.S. dollars by $3 million. Connections revenue decreased by $12 million due to lower connections activity.
Direct operating costs decreased by $4 million compared to the prior year primarily due to the impact of foreign exchange.
General and administrative expenses totaled $8 million for the three-month period ended June 30, 2020, which remained relatively consistent to the same period in 2019. This line item primarily consists of the base management fee that is paid to Brookfield based on the company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period.
Depreciation and amortization expense for the three-month period ended June 30, 2020 was $67 million, a decrease of $10 million compared to the prior year. The decrease is predominantly due to the impact of foreign exchange of $14 million, partially offset by incremental depreciation on capital expenditures made over the last year.
Interest expense for the three-month period ended June 30, 2020 was $62 million, an increase of $22 million compared to the same period in 2019. This increase was primarily a result of $22 million of dividends declared and paid on our company’s exchangeable shares which were distributed to the unitholders of the partnership on March 31, 2020. Due to their exchangeable features, the exchangeable shares are classified as liabilities and dividends are therefore presented as interest expense. Current quarter also includes interest of $13 million incurred on loans payable to the partnership which were issued on March 30, 2020. These increases were partially offset by lower interest rates on our variable rate non-recourse debt at our Brazilian regulated gas transmission business and the impact of foreign exchange.
Mark-to-market on hedging items and foreign currency revaluation totaled $20 million for the three-month period ended June 30, 2020, an increase of $17 million compared to the prior year. This increase was predominantly due to unrealized foreign currency losses on loans payable to the partnership.
Remeasurement losses for the three-month period ended June 30, 2020 were $238 million. These losses were a result of revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement reflects the changes in the public price of partnership units based on the NYSE closing price.
Income tax expense for the three-month period ended June 30, 2020 was $52 million, $15 million lower than the prior year. This decrease was primarily due to the impact of foreign exchange.
Six-month periods ended June 30, 2020 and 2019
For the six-month period ended June 30, 2020, the company reported net income of $7 million, of which losses totaling $149 million were attributable to the partnership. This compares to net income of $284 million for the six-months ended June 30, 2019, of which $96 million was attributable to the partnership. Income for the current period benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset predominantly by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, and the impact of foreign exchange.
Total revenues decreased by $101 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $29 million due to inflation-indexation, however this was more than offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues denominated in U.S. dollars by $129 million relative to 2019. Distribution revenues in the U.K. increased primarily from the benefits of inflation-indexation and higher volumes associated with new utility connections, which contributed additional revenues of $4 million and $16 million, respectively, but were almost entirely offset by the impact of foreign exchange. Connections revenue decreased by $12 million due to lower connections activity.
Direct operating costs remained relatively consistent compared to the prior year as increased costs due to inflation and organic growth were offset by the impact of foreign exchange.
General and administrative expenses totaled $14 million for the six-month period ended June 30, 2020, which remained relatively consistent with the same period in 2019. This line item primarily consists of the base management fee that is paid to Brookfield based on the company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period.
Depreciation and amortization expense for the six-month period ended June 30, 2020 was $143 million, a decrease of $13 million compared to the prior year. The decrease is predominantly due to the impact of foreign exchange of $22 million, partially offset by incremental depreciation on capital expenditures made over the last year.

30 Brookfield Infrastructure Corporation

Interest expense for the six-month period ended June 30, 2020 was $94 million, an increase of $13 million compared to the same period in 2019. Interest expense increased as a result of $22 million of dividends declared and paid on our company’s exchangeable shares which were distributed to the unitholders of the partnership on March 31, 2020. Due to their exchangeable features, the exchangeable shares are classified as liabilities and dividends are therefore presented as interest expense. Current quarter also includes interest of $13 million incurred on loans payable to the partnership which were issued on March 30, 2020. These increases were partially offset by lower interest rates on our variable rate non-recourse debt at our Brazilian regulated gas transmission business and the impact of foreign exchange.
Mark-to-market on hedging items and foreign currency revaluations totaled $22 million for the six-month period ended June 30, 2020, an increase of $21 million compared to the prior year. This increase was predominantly due to unrealized foreign currency losses on loans payable to the partnership.
Remeasurement losses for the six-month period ended June 30, 2020 were $140 million. These losses were a result of revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement reflects the changes in the public price of partnership units based on the NYSE closing price.
Income tax expense for the six-month period ended June 30, 2020 was $145 million, $10 million higher than the prior year. This increase was primarily due to a non-recurring deferred tax expense that was recognized as a result of the U.K.’s increase in the tax rate from 17% to 19% enacted in March 2020, partially offset by the impact of foreign exchange.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at June 30, 2020 and December 31, 2019:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2020	December 31, 2019
Cash and cash equivalents	$161	$204
Property, plant and equipment	4,309	4,497
Intangible assets	2,849	3,936
Total assets	8,354	9,853
Exchangeable and class B shares	1,851	—
Non-recourse borrowings	3,114	3,526
Loans payable to Brookfield Infrastructure	1,120	—
Total liabilities	8,871	6,576
Equity in net assets attributable to the partnership	(1,611)	1,654
Total equity	(517)	3,277
Total assets were $8.4 billion at June 30, 2020, compared to $9.9 billion at December 31, 2019. In the year, our company added $169 million to property, plant, and equipment, however, these increases were more than offset by the impact of foreign exchange which lowered U.S. dollar assets by $1.6 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was December 31, 2019. Since the time of the assessment, there have been significant changes in the macro economic environment which have caused us to review the appropriateness of the previous valuations. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted to date as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flows generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance on March 31, 2020, the shares were recognized at their fair value of $38.09 per share based on the NYSE opening price of one partnership unit. Subsequent to initial recognition, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit. As at June 30, 2020, the shares were remeasured to reflect the NYSE closing price of one BIP unit, $41.11 per share.
Non-recourse borrowings decreased by $0.4 billion to approximately $3.1 billion at June 30, 2020. Additional borrowings of $55 million were more than offset by the impact of foreign exchange as the British pound and Brazilian real both weakened relative to the U.S. dollar during the six-months ended June 30, 2020.
As of June 30, 2020, our company had loans payable of $1,120 million to subsidiaries of Brookfield Infrastructure. The loans are payable in 10 years and bear a weighted average interest of 5% annually.

Q2 2020 Interim Report 31

Total equity was negative $517 million at June 30, 2020, compared to $3,277 million at December 31, 2019. The decrease is mainly due to the reclassification of the intercompany loan with Brookfield Infrastructure and the exchangeable shares from equity to liability upon transfer of the Brazilian regulated transmission business and the U.K. regulated distribution business from the partnership to our company.
Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2020	December 31, 2019	Change	2020	2019	Change	2020	2019	Change
Brazilian real	0.1826	0.2481	(26)%	0.1857	0.2550	(27)%	0.2032	0.2600	(22)%
British pound	1.2401	1.3255	(6)%	1.2416	1.2853	(3)%	1.2607	1.2938	(3)%
The net assets of our U.K. regulated distribution business and our Brazilian regulated transmission business represent 62% and 38%, respectively, of our equity in foreign subsidiaries.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Brazilian real	$(91)	$45	$(649)	$28
British pound	(2)	(36)	(104)	(7)
	(93)	9	(753)	21
Currency hedges	—	6	9	5
	$(93)	$15	$(744)	$26
Attributable to:
The partnership	$(26)	$(13)	$(253)	$4
Non-controlling interests	(67)	28	(491)	22
	$(93)	$15	$(744)	$26
The impact of foreign currency translation on our company, including those attributable to non-controlling interests, for the three and six-month periods ended June 30, 2020, was a reduction to equity of $93 million and $744 million, respectively (2019: increase of $15 million and $26 million). This reduction of equity was the result of the Brazilian real and the British pound weakening 26% and 6%, respectively, during the six-months ended June 30, 2020, and the Brazilian real weakening by 5% during the three-months ended June 30, 2020.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2020, the foreign currencies in which we operate depreciated relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
IFRS measures	2020	2019	2020	2019
Revenue	$1,946	$1,685	$4,142	$3,278
Net income	34	254	182	419

32 Brookfield Infrastructure Corporation

US$ MILLIONS	As of
IFRS measures	June 30, 2020	December 31, 2019
Total assets	$51,322	$56,308
Total liabilities	32,579	34,131
Total partnership capital	18,743	22,177

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Non-IFRS measures	2020	2019	2020	2019
Adjusted EBITDA(1)	$438	$472	$940	$944
Funds from Operations (FFO)(1)	333	337	691	688
Adjusted Funds from Operations (AFFO)(1)	265	264	566	561

1.
The partnership’s definitions of these non-IFRS financial measures are consistent with that of our company. For a definition of each of these non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section within this MD&A.

PERFORMANCE DISCLOSURES
In this section, we review the results of our principal businesses and corporate entities performing corporate, general and administrative services.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the three-month period ended June 30, 2020
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1),(4)	$124	$(8)	$116
Funds from Operations (FFO)(2),(4)	98	(8)	90
Adjusted Funds from Operations (AFFO)(3),(4)	94	(8)	86

US$ MILLIONS	For the six-month period ended June 30, 2020
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1),(4)	$266	$(14)	$252
Funds from Operations (FFO)(2),(4)	211	(14)	197
Adjusted Funds from Operations (AFFO)(3),(4)	203	(14)	189

1.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

2.
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

3.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

4.
Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee the partnership pays for the periods indicated to Brookfield pursuant to the Master Services Agreement as described below in this MD&A under “Corporate, General and Administrative Services.”

Q2 2020 Interim Report 33

UTILITIES
Results of Operations
Our company earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our company by eliminating the effect of its current capital structure and tax profile.
The following table presents our proportionate share of the rate base of our utilities businesses as at June 30, 2020 and December 31, 2019:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Rate base	$2,981	$3,371
The following table presents our proportionate share of key measures of our utilities business for the three-month periods ended June 30, 2020 and 2019:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Adjusted EBITDA(1),(4)	$124	$146	$266	$288
Funds from Operations (FFO)(2),(4)	98	115	211	226
Adjusted Funds from Operations (AFFO)(3),(4)	94	111	203	219

1.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

2.
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

3.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

4.
Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee the partnership pays for the periods indicated to Brookfield pursuant to the Master Services Agreement as described below in this MD&A under “Corporate, General and Administrative Services.”

Three-month periods ended June 30, 2020 and 2019
For the three-months ended June 30, 2020, adjusted EBITDA and FFO for our utilities businesses were $124 million and $98 million, respectively, compared to $146 million and $115 million, respectively, in 2019. EBITDA in the current quarter benefitted from inflation-indexation and capital commissioned into rate base. These benefits were more than offset by lower connections activity at our U.K. regulated distribution business and the impact of foreign exchange. FFO was also impacted by the aforementioned factors but benefitted from a decrease in interest expense as a result of lower interest rates on our variable rate non-recourse debt at our Brazilian regulated transmission operation.
The following table presents the roll-forward of our proportionate rate base:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Rate base, start of period	$3,011	$3,371	$3,012
Capital expenditures commissioned	33	108	287
Inflation and other indexation	14	14	168
Regulatory depreciation	(10)	(20)	(40)
Foreign exchange and other	(67)	(492)	(56)
Rate base, end of period	$2,981	$2,981	$3,371
Our rate base decreased compared to year-end as new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business were more than offset by the impact of foreign exchange.

34 Brookfield Infrastructure Corporation

Capital Backlog and Capital Expenditures
Capital expenditures completed during the periods provided in the table below consist of organic growth projects at our U.K. regulated distribution business. There have been no material capital expenditures at our company’s Brazilian operations during the periods provided below. Projects include the build-out of last-mile natural gas, electricity, fiber, water, wastewater and district heating connections for the home. Additionally, during 2019 and 2020 to date, our U.K. business has adopted approximately 454,000 installed smart meters. The table below summarizes our proportionate share of capital backlog, which represents projects that have been awarded or filed with regulators that are expected to occur over the next three years, and the historical capital expenditures for the periods presented related to our existing utility order book and contracted smart meter adoptions:

US$ MILLIONS	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$411	$466	$551
Additional capital project mandates	40	104	332
Less: capital expenditures	(45)	(135)	(334)
Foreign exchange and other	(21)	(50)	(83)
Capital backlog, end of period	385	385	466
Construction work in progress	214	214	200
Total capital to be commissioned	$599	$599	$666
These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of over 1 million gas and electricity connections at our U.K. regulated gas distribution business that is expected to be commissioned over the next three years. Capital backlog decreased as additional capital project mandates were more than offset by capital expenditures made during the period and the impact of foreign exchange.
Corporate, General and Administrative Services
Pursuant to the Master Services Agreement, the partnership pays Brookfield an annual base management fee equal to 1.25% of the partnership’s and our company’s combined market value plus net recourse debt. The discussion below reflects the management fees pursuant to the Master Services Agreement allocated to our company for the periods presented. The allocation was based on proportionate weighted average shares outstanding during the period.
Three-month periods ended June 30, 2020 and 2019
For the three-month period ended June 30, 2020, the base management fee under the Master Services Agreement was $7 million, consistent with the same period during the prior year. The company also incurred $1 million in other general and administrative expenses during the quarter.
SELECTED STATEMENTS OF OPERATING RESULTS

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Key Metrics	2020	2019	2020	2019
Net (loss) income(1)	$(194)	$143	$7	$284
Net (loss) income attributable to the partnership	(266)	48	(149)	96
Funds from Operations (FFO)(2)	90	108	197	213
Adjusted Funds from Operations (AFFO)(3)	86	104	189	206
Adjusted EBITDA(4)	116	139	252	275

1.	Net (loss) income includes net (losses) income attributable to the partnership and non-controlling interests.

2.
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

3.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

4.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Q2 2020 Interim Report 35

Three-month periods ended June 30, 2020 and 2019
For the three-month period ended June 30, 2020, net losses attributable to the partnership totaled $266 million compared to net income of $48 million in 2019. Earnings for the current quarter benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset predominantly by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. For the three-month period ended June 30, 2020, FFO totaled $90 million compared to $108 million in 2019. The decrease in FFO in the current quarter is due to the impact of foreign exchange and lower connections activity at our U.K. regulated distribution business.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, and Adjusted EBITDA. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, and AFFO are presented based on our proportionate share of results in operations accounted for using the consolidation method whereby we control the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
As a result, proportionate revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;

•	Other companies may calculate proportionate results differently than we do.
The tables below present the results of our company in the format that management uses to make operating decisions and assess performance.
Net income is the most directly comparable IFRS measure to FFO, AFFO, and Adjusted EBITDA. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company.
FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains and losses.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our company’s distribution policy.

36 Brookfield Infrastructure Corporation

We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our company on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We also add back breakage and transaction costs as they are capital in nature.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the asset base. In order to assess the long-term, sustainable operating performance of our company, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•
Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and

•	Other companies may calculate proportionate debt differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Q2 2020 Interim Report 37

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Net (loss) income	$(194)	$143	$7	$284
Add back or deduct the following:
Depreciation and amortization	67	77	143	156
Income tax expense	52	67	145	135
Mark-to-market losses and other expenses	35	12	47	22
Remeasurement of exchangeable and class B shares	238	—	140	—
Other expenses	(33)	(42)	(75)	(90)
Consolidated Funds from Operations	165	257	407	507
FFO attributable to non-controlling interests(1)	(75)	(149)	(210)	(294)
FFO	90	108	197	213
Maintenance capital expenditures	(4)	(4)	(8)	(7)
AFFO	$86	$104	$189	$206

1.
By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned affiliates that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the reported results of our company under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within this section.

All reconciling amounts from net income to FFO presented above are taken directly from the consolidated financial statements, and in the case of “FFO attributable to non-controlling interests”, our company’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements; FFO for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the three and six-month periods ended June 30, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, income tax expense, remeasurement losses, and FFO attributable to non-controlling interests. Depreciation and amortization decreased from prior year due to the impact of foreign exchange. Compared to the prior year, income taxes decreased for the three-month period ended June 30, 2020 due to the impact of foreign exchange but increased for the six-month period ended June 30, 2020 primarily due to an increase in the tax rate at our U.K. distribution business enacted in March 2020. The remeasurement losses for the three and six-month periods ended June 30, 2020 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE opening and closing price of one partnership unit at the beginning and end of each period, to reflect the change in contractual cash flows associated with the shares subsequent to issuance. FFO attributable to non-controlling interests decreased from the prior year as benefit of organic growth was more than offset by the impact of foreign exchange.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $4 million and $8 million for the three and six-month periods ended June 30, 2020, respectively (2019: $4 million and $7 million, respectively).

38 Brookfield Infrastructure Corporation

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation methods.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS(1)	2020	2019	2020	2019
Net (loss) income	$(194)	$143	$7	$284
Add back or deduct the following:
Depreciation and amortization	67	77	143	156
Interest expense	62	40	94	81
Income tax expense	52	67	145	135
Mark-to-market losses and other expenses	35	12	47	22
Remeasurement of exchangeable and class B shares	238	—	140	—
Consolidated Adjusted EBITDA	260	339	576	678
Adjusted EBITDA attributable to non-controlling interests	(144)	(200)	(324)	(403)
Adjusted EBITDA	$116	$139	$252	$275

1.
By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the reported results of our company under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within this section.

All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted EBITDA attributable to non-controlling interests”, our company’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements. Adjusted EBITDA for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the three and six-month periods ended June 30, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, income tax expense, remeasurement losses, interest expense and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization decreased from prior year due to the impact of foreign exchange. Compared to the prior year, income taxes decreased for the three-month period ended June 30, 2020 due to the impact of foreign exchange but increased for the six-month period ended June 30, 2020 primarily due to an increase in the tax rate at our U.K. distribution business enacted in March 2020. The remeasurement losses for the three and six-month periods ended June 30, 2020 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE opening and closing price of one partnership unit at the beginning and end of each period, to reflect the change in contractual cash flows associated with the shares subsequent to issuance. Interest expense increased in each period compared to the prior year as a result of dividends, classified as interest expense, declared and paid on our company’s exchangeable shares and interest incurred on related party loans, issued on March 30, 2020, of $22 million and $13 million, respectively. These increases were partially offset by the decrease in interest expense on our variable rate non-recourse debt at our Brazilian regulated gas transmission business. Adjusted EBITDA attributable to non-controlling interests decreased as the benefit of organic growth was more than offset by the impact of foreign exchange.
LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at June 30, 2020 and 2019.

Q2 2020 Interim Report 39

Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. Our group-wide liquidity consisted of the following:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Cash	$161	$204
Credit facilities	163	437
Drawn amounts	—	(373)
	324	268
Partnership group liquidity	3,947	2,699
Total	$4,271	$2,967
As of June 30, 2020, we believe that our company’s liquidity is sufficient to meet its present requirements.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of June 30, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Non-recourse borrowing	9	$—	$—	$—	$1,281	$—	$1,842	$3,123

On a proportionate basis as of June 30, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Utilities	10	$—	$—	$—	$528	$—	$1,473	$2,001
Total proportionate non-recourse borrowings(1)	10	$—	$—	$—	$528	$—	$1,473	$2,001
Proportionate cash retained in businesses
Utilities								$46
Total proportionate cash retained in businesses								$46
Proportionate net debt
Utilities								$1,955
Proportionate net debt								$1,955
Proportionate net debt		—%	—%	—%	26%	—%	74%	100%

1.	Represents non-recourse debt to our company as the holders have recourse only to the underlying operations.
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company. Management utilizes proportionate debt in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into our return on the capital that we invest at a given degree of leverage.
Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2020	December 31, 2019
Consolidated debt	$3,114	$3,526
Less: borrowings attributable to non-controlling interest	(1,113)	(1,400)
Proportionate debt	$2,001	$2,126

40 Brookfield Infrastructure Corporation

As discussed in the notes to our unaudited interim condensed and consolidated financial statements for the three-month period ended June 30, 2020 (our “unaudited interim financial statements”), our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of June 30, 2020, our company has $nil (June 30, 2019: $nil) foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of June 30, 2020.

US$ MILLIONS	GBP	BRL
Equity Investment – US$	$1,220	$149
FX contracts – US$	—	—
Net unhedged – US$	$1,220	$149
% of equity investment hedged	—%	—%
For additional information, see Note 3, Fair Value of Financial Instruments in our unaudited interim financial statements.
OTHER MARKET RISKS
Inflation Risk
Certain of our operating entities are subject to inflation risk. However, we believe this is offset by the nature of our revenues which are in large part indexed to inflation. Our U.K. regulated distribution operations charge retailers’ rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of regulated asset base and escalates with inflation. Our Brazilian regulated gas transmission operation charges tariffs calculated on an inflation adjusted regulatory weighted average cost of capital.
Commodity Risk
Revenues from our Brazilian regulated gas transmission business are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals could impact future revenues.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.

Q2 2020 Interim Report 41

CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:

i)
Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses;

ii)	Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges.
We have completed reviews at our U.K. and Brazilian operations within the last three years. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.

42 Brookfield Infrastructure Corporation

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the statements of cash flows for the three-months ended June 30, 2020 and 2019:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2020	2019	2020	2019
Cash from operating activities	$168	$255	$348	$519
Cash used by investing activities	(63)	(103)	(184)	(198)
Cash used by financing activities	(87)	(117)	(166)	(209)
Three-month periods ended June 30, 2020 and 2019
Cash from operating activities
Cash from operating activities totaled $168 million during the three-month period ended June 30, 2020, a decrease of $87 million compared to the three-month period ended June 30, 2019. Operating cash flows decreased as the benefits of inflation indexation and capital commissioned into rate base were more than offset by the impact of foreign exchange, which reduced our operating cash flows denominated in U.S. dollars by $59 million, interest expense paid on intercompany loans payable to the partnership, and lower connections revenue at our U.K. regulated distribution business.
Cash used by investing activities
Cash used by investing activities was $63 million during the three-month period ended June 30, 2020, compared to $103 million during the three-month period ended June 30, 2019. The decrease was primarily due to timing of capital investment and fewer new connections and smart meter adoptions at our U.K. regulated distribution business compared to the same period in the prior year as a result of government imposed construction restrictions in light of COVID-19.
Cash used by financing activities
Cash used by financing activities was $87 million during the three-month period ended June 30, 2020, compared to $117 million used during the three-month period ended June 30, 2019. The reduction in cash used by financing activities was primarily due to higher distributions to the partnership and non-controlling interest in the prior year, partially offset by lower net borrowings in the current period of $30 million.
SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and the class B shares and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
UNITS MILLIONS	June 30, 2020	December 31, 2019
Exchangeable shares	45,023,109	—
Class B shares	1	—
Class C shares	1,402,451	—
In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a partnership unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the three and six-month period ending June 30, 2020, our shareholders exchanged 1.3 million exchangeable shares for an equal number of units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.

Q2 2020 Interim Report 43

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2020
January 1, 2020 - March 31, 2020	67.56	35.30	39,585,409
April 1, 2020 - June 30, 2020	59.56	49.07	31,084,436

2019
January 1, 2019 - March 31, 2019	50.55	43.10	29,127,353
April 1, 2019 - June 30, 2019	51.91	49.74	22,502,301
July 1, 2019 - September 30, 2019	59.41	51.00	22,378,844
October 1, 2019 - December 31, 2019	63.53	57.30	19,906,261

2018
January 1, 2018 - March 31, 2018	50.56	46.01	14,752,921
April 1, 2018 - June 30, 2018	48.53	44.18	9,762,469
July 1, 2018 - September 30, 2018	48.71	45.16	10,938,673
October 1, 2018 - December 31, 2018	48.34	40.05	14,970,701
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2020
January 1, 2020 - March 31, 2020	50.56	24.36	32,598,382
April 1, 2020 - June 30, 2020	44.59	34.39	33,318,393

2019
January 1, 2019 - March 31, 2019	37.63	31.42	19,733,181
April 1, 2019 - June 30, 2019	38.59	36.94	15,302,587
July 1, 2019 - September 30, 2019	44.59	38.81	22,721,853
October 1, 2019 - December 31, 2019	47.35	43.00	16,413,269

2018
January 1, 2018 - March 31, 2018	40.12	36.05	21,940,437
April 1, 2018 - June 30, 2018	37.72	33.86	17,313,360
July 1, 2018 - September 30, 2018	37.14	34.51	15,876,586
October 1, 2018 - December 31, 2018	36.29	29.23	19,637,088
TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.

44 Brookfield Infrastructure Corporation

We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:

•
Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.

•
Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.

•
Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.

We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, our partnership has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
For the periods prior to March 30, 2020, our company’s financial statements include general corporate expenses of the parent company which were not historically allocated to our company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in our company’s Consolidated Statement of Operating Results. Key decision makers of the company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect our company’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had our company been a standalone company during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Subsequent to the special distribution on March 31, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the interim condensed and consolidated financial statements.
Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. The amount attributable to our company is based on weighted average units and shares outstanding, after retroactively adjusting for the special distribution.
The Base Management Fee was $7 million and 13 million for the three and six-month periods ended June 30, 2020, respectively (2019: $7 million and $13 million, respectively).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month period ended June 30, 2020, revenues of less than $1 million were generated (2019: less than $1 million) and $nil expenses were incurred (2019: $nil).

Q2 2020 Interim Report 45

As discussed in Note 1(b)(iii) Organization and Description of our Company in our unaudited interim financial statements, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As of June 30, 2020, $nil was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the Brookfield Infrastructure Debt Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
As of June 30, 2020, our company had loans payable of $1,120 million (2019: $nil) to subsidiaries of Brookfield Infrastructure. The loans are payable in 10 years and bear a weighted average interest of 5% annually. Interest incurred during the three and six-month period ended June 30, 2020 was $13 million (2019: $nil) of which $2 million remains unpaid. The carrying value of the loan approximates its fair value.
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. Subsequent to the offering, Brookfield holds approximately 19.3% of the issued and outstanding exchangeable shares of our company.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
As described in our prospectus, prior to the completion of the special distribution, BIPC Holdings Inc., a wholly-owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., (collectively, the “Brookfield Infrastructure Debt Issuers”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Brookfield Infrastructure Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

46 Brookfield Infrastructure Corporation

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at June 30, 2020:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$223	$2	$—	$—	$—	$225
Non-recourse borrowings	—	—	1,281	143	1,699	3,123
Financial liabilities	6	22	6	977	2	1,013
Exchangeable and class B shares	1,851	—	—	—	—	1,851
Loans payable to Brookfield Infrastructure	—	—	—	—	1,120	1,120
Interest expense:
Non-recourse borrowings	87	78	76	127	453	821
Loans payable to Brookfield Infrastructure	42	53	53	106	265	519
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $28 million per year based on the expense attributable to our company for the three-month period ended June 30, 2020.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements are outlined below.

i)	Common control transactions
IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the interim statements of financial position, operating results, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

ii)	Financial instruments
Our company’s accounting policies relating to derivative financial instruments are described in Note 2(m) Financial Instruments and Hedge Accounting. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company and counterparty; estimated future cash flows; and discount rates.

Q2 2020 Interim Report 47

iii)	Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

iv)	Fair values in business combinations
Our company accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

v)	Impairment of goodwill, intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other critical judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
Risks Associated with the COVID-19 Pandemic
Our company has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions where we operate. While safeguarding the well-being of individuals is our paramount concern, we remain focused on continuity plans and preparedness measures at each of our businesses. Several measures designed to ensure continued operation have been implemented to date, and we continue to evaluate and assess further actions. The impact on our company’s current results has been substantially insulated by the contractual and regulated revenue frameworks of our businesses.
In the longer term, due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, we are not able at this time to estimate the medium term impact of the COVID-19 situation on our operations or financial results. See “Cautionary statement regarding forward-looking statements”.
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Our company has implemented a response plan designed to maintain its operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business. We also have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and our businesses or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

48 Brookfield Infrastructure Corporation

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per share and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the recent novel coronavirus outbreak (“COVID-19”), the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our prospectus and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with a global pandemic caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and cause us to be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q2 2020 Interim Report 49